SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7,1996)

For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____________ to ________________

Commission file number 0-9787

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AUTONATION 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTONATION, INC.
110 S. E. 6th St.
Fort Lauderdale, Florida 33301

AUTONATION

401(k) PLAN

FINANCIAL STATEMENTS

December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
AutoNation 401(k) Plan
Fort Lauderdale, Florida

We have audited the accompanying statements of net assets available for benefits of AutoNation 401(k) Plan (“the Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules are the responsibility of the Plan’s management. The supplementary schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 7, 2005

1

AUTONATION
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS
Cash	$266,069	$269,649
Investments (Notes 3 and 4)	348,427,407	298,128,702
Receivables
Employer contributions	346,115	298,148
Participant contributions	1,325,237	1,164,913
Accrued Income	—	106,167

Total receivables	1,671,352	1,569,228

NET ASSETS AVAILABLE FOR BENEFITS	$350,364,828	$299,967,579

See accompanying notes to financial statements.

2.

AUTONATION
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004

Additions to net assets attributed to:
Investment income
Dividends	$8,767,223
Interest	20,441
Net appreciation in fair value of investments (Note 3)	21,621,708

30,409,372

Contributions (cash):
Participant	44,262,222
Participant rollovers	2,199,340
Contributions (non-cash):
Employer	10,936,351

57,397,913

Other income	32,743

Total additions	87,840,028

Deductions from net assets attributed to:
Benefits paid to participants	39,711,897
Distributions due to loan defaults	150,536
Administrative expenses	437,604

Total deductions	40,300,037

Net increase prior to transfer	47,539,991
Transfers to Plan (Note 6)	2,857,258

Net increase	50,397,249
Net assets available for benefits
Beginning of year	299,967,579

End of year	$350,364,828

See accompanying notes to financial statements.

3.

AUTONATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 – DESCRIPTION OF PLAN

General: The following description of the AutoNation 401(k) Plan, as amended through December 31, 2004 (“the Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of AutoNation, Inc. (“the Company”, formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is designated as the Plan Administrator.

Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of the Plan’s termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.

Eligibility: Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon the date of hire with the Company. However, effective October 1, 2001, any employees employed by the Company after that date due to a business acquisition will not be eligible to participate in the Plan until the first day of the month coincident with or next following three months of service.

The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.

Participant Accounts: Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income attributable to the participant’s account.

Contributions and Funding Policy: Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 15% of eligible compensation, as defined by the Plan. In 2004, the Plan allowed a participant to direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Amounts contributed by participants are fully vested when made. In 2004 and 2003, each eligible participant could contribute up to $13,000 and $12,000, respectively, subject to other applicable IRC limitations. During 2004, the Plan also allowed participants that had attained age 50 to make additional contributions to the Plan of up to $3,000. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.

(Continued)

4.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 – DESCRIPTION OF PLAN (Continued)

The Company makes an employer matching contribution of $.50 for each $1 of employee contributions up to 4% of the employee’s eligible compensation. This contribution is made each payroll period by the Company to all participants who are credited with at least one year of service. A participant becomes fully vested in the employer match immediately upon contribution. The employer match is made in shares of the Company’s common stock. Participants are not able to re-direct these contributions until they have completed three years of service with the Company and, as such, these investments are non-participant directed. The employer matching contribution for 2004 was $10,936,351.

The Company may also make a discretionary contribution to the Plan. The Company did not make a discretionary contribution to the Plan for the 2004 Plan year.

In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.

Loan to Participants: The Plan does not permit participant loans. However, the Plan accepts and services loans transferred from the plans of acquired companies (Note 6).

Investments: The Company entered into an agreement whereby Merrill Lynch Trust Company (“the Trustee”) has been appointed the trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of a designated investment committee with the approval of the Employee Benefits Committee.

The Plan provided the following investment alternatives for participants in 2004.

Merrill Lynch Equity Index Trust Fund – A collective trust that invests in a portfolio of equity securities designed to substantially equal the performance of the Standard & Poor’s 500 Composite Stock Price Index.

Merrill Lynch Retirement Preservation Trust Fund – A collective trust in which amounts are invested in U.S. Treasury Obligations and U.S. government agency securities and guaranteed investment contracts.

PIMCO PEA Renaissance Fund — A mutual fund that seeks long-term growth of capital and income. The fund seeks to achieve its investment objective by normally investing at least 65% of its assets in common stocks of companies with below-average valuations whose business fundamentals are expected to improve.

(Continued)

5.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 – DESCRIPTION OF PLAN (Continued)

The Oakmark International Fund — A mutual fund that invests primarily in common stock of non-U.S. companies. The Funds may invest in mature markets and in less developed markets.

American Century Small Cap Value Fund — A mutual fund that invests in undervalued companies and holds them until their stock price has increased to reflect the fair value of the company.

AutoNation, Inc. common stock – This option invests exclusively in shares of the Plan Sponsor’s common stock.

PIMCO Total Return Fund – A mutual fund that predominantly invests in a portfolio of fixed income securities of varying maturities issued by companies domiciled in the United States of America. The fund may also invest in securities denominated in foreign currencies and certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

The Oakmark Fund – A mutual fund that primarily invests in common stock of United States companies. The fund seeks long-term capital appreciation. The fund especially seeks securities that are priced significantly lower than their long-term value. The fund may invest up to 25% of its assets in foreign securities.

Fidelity Magellan Fund – A mutual fund that invests in equity securities of a portfolio of large cap growth and value oriented companies.

Fidelity Equity Income Fund – A mutual fund that invests in a portfolio of income producing domestic and foreign equity securities and certain debt securities.

Payment of Benefits: On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary.

(Continued)

6.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account, or portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 59 1/2.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are prepared under the accrual method of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. The fair values of common collective trust funds reflect the redemption values as of the last business day in the Plan’s year as determined by the plan trustee. Quoted market prices are used to value mutual fund and common stock investments. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(Continued)

7.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 3 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2004		2003
Merrill Lynch Equity Index Trust Fund, 601,477 and 593,349 shares, respectively	$53,471,279		$47,693,377
Merrill Lynch Retirement Preservation Trust Fund, 51,293,104 and 47,303,020 shares, respectively	51,293,104		47,303,020
PIMCO PEA Renaissance Fund, 894,334 and 754,865 shares, respectively	23,807,184		17,392,081
AutoNation, Inc. Common Stock, 3,467,903 and 3,279,740 shares, respectively	66,618,422	*	60,248,820	*
The Oakmark International Fund, 1,120,994 and 949,016 shares, respectively	23,574,500		17,025,349
PIMCO Total Return Fund, 4,354,369 and 4,013,017 shares, respectively	46,461,114		42,979,416
American Century Small Cap Value Fund, 4,641,587 and 4,020,392 shares, respectively	47,204,942		36,907,195
The Oakmark Fund, 498,188 and 429,388 shares, respectively	20,724,630		16,063,413

*	The Plan allows participants to direct the investment of a portion of their salary deferral contributions into shares of the Company’s common stock. The Plan also provides that employer-matching contributions will be invested only in shares of the Company’s common stock and will not be subject to participants’ investment direction until the participant has completed three years of service with the Company. The portion of the Plan’s investment in shares of the Company’s common stock that is not subject to participant investment direction is detailed in Note 4.

(Continued)

8.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 3 – INVESTMENTS (Continued)

During 2004, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$13,407,314
Common Collective Trusts	5,217,529
AutoNation, Inc. common stock	2,996,865

$21,621,708

NOTE 4 – NONPARTICIPANT-DIRECTED ASSETS

Information about the significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2004	2003
Net assets
AutoNation, Inc. common stock	$61,160,137	$55,594,256
Employer contribution receivable	346,115	298,148

	$61,506,252	$55,892,404

2004
Changes in net assets
Employer contributions	$10,936,351
Net appreciation	2,904,707
Benefits paid to participants	(5,945,844)
Transfers to participant-directed investments	(2,281,366)

$5,613,848

NOTE 5 – BENEFIT DISTRIBUTIONS

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled approximately $378,000 and $52,000 at December 31, 2004 and 2003, respectively. Such amounts are included in net assets available for benefits at December 31, 2004 and 2003, respectively, in accordance with U.S. generally

(Continued)

9.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 5 – BENEFIT DISTRIBUTIONS (Continued)

accepted accounting principles. However, the Plan’s Form 5500’s reflects such amounts as benefit payments and liabilities of the Plan.

NOTE 6 – TRANSFERS TO / FROM PLAN

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are transferred at fair market value and invested based upon mapping to the most similar investment in the Plan. The participant can later change the investment election to any of the available options in the Plan. For the Plan year ended December 31, 2004, these mergers resulted in an increase in Plan assets of $2,857,258.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Other plan investments are in common stock of the Company. The income earned on these mutual funds and common stock was $5,217,529 and $2,996,865, respectively, during 2004. These investments and investment income represent a party-in-interest to the Plan.

The Plan accepts and services loans as described in Note 1. The loan interest earned on these loans was $20,126 during 2004. These loans and loan interest represent a party-in-interest to the Plan.

Administrative fees of $437,604 were paid by the Plan to the Trustee for the plan year ended December 31, 2004, which qualify as party-in-interest transactions. The Company pays certain fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees.

NOTE 8 – INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated August 11, 2003, that the Plan is designed and qualified in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and remains qualified.

(Continued)

10.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 9 – ANC RENTAL CORPORATION COMMON STOCK

On May 31, 2000, the Board of Directors of the Company granted final approval of the tax-free spin-off of ANC Rental Corporation to AutoNation shareholders. In the spin-off, each AutoNation shareholder of record as of June 16, 2000 received one share of ANC Rental Corporation common stock for every eight shares of AutoNation common stock owned. The Board established a distribution date of June 30, 2000. On June 1, 2000, the Plan was amended to create a separate ANC Stock Fund to hold shares of ANC Rental Corporation received by the Plan as a result of the spin-off. The ANC Rental Fund is established to retain the ANC shares and reinvest all dividends and other distributions in additional shares of ANC stock. This fund does not permit the purchase of ANC stock, unless the stock is purchased with dividends or other distributions of ANC Stock.

Effective November 13, 2001, ANC Rental Corporation filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The common stock of ANC Rental Corporation has significantly decreased in value since the date of the spin-off, and the Company’s securities have been delisted from the NASDAQ stock market. Subsequently, substantially all of the assets of ANC Rental Corporation have been purchased by Cerberus Capital Management in October 2003.

The ANC shares held by the Plan as of December 31, 2004 and 2003 are recorded at zero value in the Plan’s financial statements. The Plan intends to liquidate these shares for zero value in 2005.

NOTE 10 – PLAN AMENDMENT

The Plan was amended effective March 1, 2004 to allow for the designation of a default investment and the use of alternative means of enrollment. The Plan was also amended March 1, 2004 to distribute QDRO awards to Alternate Payees automatically upon qualification.

NOTE 11 – SUBSEQUENT EVENT

The Plan was amended effective January 1, 2005 to (1) change the match formula to $.50 for each $1 of contribution up to 2% of the employee’s eligible compensation and (2) assess certain fees to participants for distributions, stock certificates, QDRO processing, recordkeeping, postage for statements and confirmations, and asset charge/trustee fees.

Effective March 28, 2005, the Plan was amended to change the automatic distribution amount from $5,000 or less to $1,000 or less.

(Continued)

11.

SUPPLEMENTARY SCHEDULES

AUTONATION
401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

		(c)
		Description of
		Investment
	(b)	Including
	Identity of	Maturity Date,
	Issue, Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par or	(d)	Current
(a)	Similar Party	Maturity Value	Cost	Value
*	Merrill Lynch Equity Index	Common/collective fund
	Trust Fund	(601,477 shares)	$49,942,490	$53,471,279
*	Merrill Lynch Retirement	Common/collective fund
	Preservation Trust Fund	(51,293,104 shares)	51,292,670	51,293,104
	PIMCO PEA Renaissance Fund	Registered investment company (894,334 shares)	18,174,109	23,807,184
*	AutoNation, Inc.	Common stock (3,467,903 shares)	41,929,789	66,618,422
	The Oakmark International Fund	Registered investment company (1,120,994 shares)	17,676,322	23,574,500
	PIMCO Total Return Fund	Registered investment company (4,354,369 shares)	45,973,399	46,461,114
	American Century Small Cap Value Fund	Registered investment company (4,641,587 shares)	38,880,070	47,204,942
	The Oakmark Fund	Registered investment company (498,188 shares)	17,332,035	20,724,630
	Fidelity Magellan Fund	Registered investment company (85,376 shares)	8,331,555	8,861,185
	Fidelity Equity Income Fund	Registered investment company (118,636 shares)	5,582,438	6,261,611
*	ANC Rental Corp.	Common stock (90,244 shares)	631,587	—
*	Loans to participants	Interest rates from 7.75 to 10%		149,436

	Total			$348,427,407

*	Represents a party-in-interest to the Plan

12.

AUTONATION
401(K) PLAN

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2004

Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

(h)
					(f)		Current
					Expense		Value of
(a)	(b)	(c)	(d)	(e)	Incurred	(g)	Asset on	(i)
Identity of	Description	Purchase	Selling	Lease	with	Cost of	Transaction	Net Gain
Party Involved	of Assets	Price	Price	Rental	Transaction	Asset	Date	(Loss)
Category (iii): A series of transactions in the same security in excess of 5% of the current value of Plan assets:
Purchases:
AutoNation, Inc.	Common Stock	$10,920,537	$—	$—	$—	$10,920,537	$10,920,537	$—
Sales:
AutoNation, Inc.	Common Stock	$—	$7,684,950	$—	$—	$5,242,742	$7,684,950	$2,442,208

13.

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Crowe Chizek and Company LLC

14

SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AutoNation 401(k) Plan (Name of Plan)
Date: June 29, 2005	By:	/s/ J. Alexander McAllister
Title: Vice President, Corporate Controller

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